January 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Vanessa Robertson
Laura Crotty
Kevin Vaughn
Suzanne Hayes

Re:	Cullinan Management, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-251512

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, we wish to advise you that between January 4, 2021 and the date hereof we effected the distribution of approximately 700 copies of the Company’s Preliminary Prospectus dated January 4, 2021 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 5:15 p.m., Eastern Time, on January 6, 2021, or as soon thereafter as practicable.

[Signatures follow]

Very truly yours,

MORGAN STANLEY & CO. LLC
SVB LEERINK LLC
EVERCORE GROUP LLC
As Representatives of the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
Name:	Kalli Dircks
Title:	Executive Director

SVB LEERINK LLC

By:	/s/ Daniel B. Dubin
Name:	Daniel B. Dubin, M.D.
Title:	Vice Chairman, Head of Biopharma Investment Banking

EVERCORE GROUP LLC

By:	/s/ Maren Winnick
Name:	Maren Winnick
Title:	Senior Managing Director